Filed by Variagenics, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Subject Company: Variagenics, Inc.
Commission File No.: 000-31035

For Immediate Release

Contact:
Rick Shea
Chief Operating Officer
   and Chief Financial Officer
Variagenics, Inc.
617-588-5354
rshea@variagenics.com

Variagenics Announces Developments
Toward Completion of Merger with Hyseq

Cambridge, MA, January 21, 2003 —VARIAGENICS, Inc. (Nasdaq: VGNX) today announced recent developments relating to the proposed merger with Hyseq, Inc., including the receipt of an unsolicited business combination proposal, the determination by its Board of Directors that the proposal was not in the best interests of Variagenics or its stockholders and the reaffirmation by its Board of Directors to recommend that its stockholders vote to approve the merger with Hyseq.

On January 16, 2003, Variagenics, Inc. received an unsolicited business combination proposal from Acacia Research Corporation acting on behalf of its CombiMatrix group. Acacia Research Corporation develops, acquires and licenses enabling technologies for the life sciences sector through its CombiMatrix group and the media technology sector through its Acacia Technologies group. The proposal provided for a stock-for-stock merger in which Acacia would issue its A/R CombiMatrix class of common stock in exchange for the outstanding shares of Variagenics common stock. From January 16, 2003 through January 20, 2003, Variagenics and its representatives analyzed the proposal and conducted due diligence with respect to Acacia Research and its business. On January 20, 2003, the Variagenics board of directors determined that the proposal was not in the best interests of Variagenics or its stockholders and determined to reaffirm its recommendation that stockholders of Variagenics vote to approve the merger with Hyseq.

In reaching its decision that the proposal was not in the best interest of Variagenics or its stockholders, the Variagenics board compared and contrasted with Variagenics management and Variagenics legal and financial advisors several elements of the combination with Hyseq with the offer from Acacia Research, including, but not limited to: (i) forward integrating as a biotherapeutic and diagnostic product focused company through a merger with Hyseq, as compared to the research tool business model of Acacia’s CombiMatrix group; (ii) the trading history of the common stock of both Variagenics and Hyseq, compared to limited trading history of the A/R CombiMatrix common stock; and (iii) the risk of volatility and reduced liquidity due to the low trading volume of A/R CombiMatrix common stock compared to Hyseq, Inc common stock.

In addition, in reaching its decision, the Variagenics board considered and reviewed with Variagenics management and Variagenics legal and financial advisors a variety of potentially negative factors that could materialize as a result of a combination with Acacia’s CombiMatrix group, including, but not limited to: (i) the risk that the complex nature of Acacia Research’s capital structure, involving two classes of publicly traded common stock (A/R CombiMatrix and A/R Acacia Technologies), would not be well-understood by investors and would result in additional risks to Variagenics stockholders if a combination with Acacia Research were completed; (ii) the risk that Acacia Research’s biochip technology platform is an unproven technology that may not be successfully commercialized or that may not achieve significant market penetration; and (iii) the fact that CombiMatrix faces intense competition from companies that design, manufacture and market instruments for analysis of genetic variation and function and other applications using established sequential and parallel testing technologies.

During the course of its deliberations concerning the proposal, the Variagenics board also considered and reviewed with Variagenics management and Variagenics’ legal and financial advisors potentially positive factors, including, but not limited to: (i) the benefits of increased financial resources based on representations by Acacia Research’s financial advisor; (ii) possible synergies between Variagenics’ cancer molecular diagnostic program and/or proprietary SNP database and the CombiMatrix group’s biological array processor system; and (iii) the benefits of CombiMatrix’s relationships with collaboration partners.

After taking into account all of the material facts, matters and information publicly available to the board of directors, including those described above, the board of directors determined that (i) the Acacia Research proposal did not constitute a superior proposal under the merger agreement with Hyseq, did not propose consideration that is more favorable to Variagenics’ stockholders than the Hyseq transaction and could not be reasonably expected to result in a superior proposal under the merger agreement with Hyseq, and (ii) was not in the best interests of Variagenics or its stockholders. The Board of Directors also reaffirmed its recommendation that stockholders of Variagenics vote to approve the merger with Hyseq.

Additional Information

In connection with the proposed merger, Hyseq and VARIAGENICS have filed a joint proxy statement/prospectus and supplement to joint proxy statement/prospectus with the Securities and Exchange Commission (SEC). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE SUPPLEMENT TO THE JOINT PROXY STATEMENT/PROSPECTUS AS IT CONTAINS IMPORTANT INFORMATION ABOUT HYSEQ, VARIAGENICS, THE MERGER AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS HAVE ACCESS TO FREE COPIES OF THE JOINT PROXY STATEMENT/PROSPECTUS AND SUPPLEMENT TO JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC BY VARIAGENICS THROUGH THE SEC WEB SITE AT WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND SUPPLEMENT TO JOINT PROXY STATEMENT/PROSPECTUS AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE FROM VARIAGENICS BY CALLING THE CONTACT LISTED AT THE BEGINNING OF THE RELEASE.

About VARIAGENICS

VARIAGENICS, INC. develops molecular diagnostic tests by identifying genetic markers associated with response to cancer therapies, with the goal of optimizing patient care. The Company analyzes genetic variation, including single nucleotide polymorphisms (SNPs), haplotypes, loss of heterozygosity, and expression levels in normal and tumor cells. VARIAGENICS is developing molecular diagnostic tests through both biopharmaceutical collaborations and its own internal research programs.

For more information, please visit the Company’s Web site at www.VARIAGENICS.com.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “believe,” “expect,” “anticipate,” “should,” “may,” “estimate,” “goals,” and “potential,” among others. These statements, including statements about the proposed merger, the reasons for timing of and benefits of the proposed merger, and future financial and operating goals and results, are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from those in the forward-looking statements. Such factors include risk that the proposed merger may not be approved by stockholders, Hyseq’s or VARIAGENICS’ inability to satisfy the closing conditions of the merger, risk that the two companies’ businesses will not be integrated successfully, costs related to the proposed merger, the termination of existing pharmaceutical and biotechnology collaborations, the combined company’s inability to further identify, develop and achieve commercial success for new products and technologies, the risk that the combined company may be unable to successfully finance and secure regulatory approval of and market its drug candidates, risks associated with VARIAGENICS’ technology, the combined company’s ability to protect its proprietary technologies, risk of new, changing and competitive technologies, and regulations in the U.S. and internationally, and other factors (such as economic, business, competitive and/or regulatory factors) affecting Variagenics’ businesses generally as set forth in VARIAGENICS’ filings with the SEC, including its annual reports on Form 10-K for the fiscal years ended 2001, its most recent quarterly reports on Form10-Q, its current reports on Form 8-K and the joint proxy statement/prospectus and supplement to joint proxy statement/prospectus filed in connection with the merger. VARIAGENICS expressly disclaims any duty to update information contained herein.